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January 8, 2020

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	PAVmed Inc.
Registration Statement on Form S-3
Filed December 3, 2019
File No. 333-235335

Ladies and Gentlemen:

On behalf of PAVmed Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 18, 2019, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the Company’s response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-3

General

1.	It appears that you are seeking to register this transaction as a resale pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. However, given the size of the offering relative to the number of shares outstanding and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, we note that you are ineligible to conduct a primary at-the-market offering pursuant to Rule 415(a)(4). Accordingly, please revise to establish a fixed price for the shares and disclose that the selling shareholders are underwriters.

Securities and Exchange Commission

January 8, 2020

To the extent that you disagree with the above assessment, please provide us with a detailed legal and factual analysis explaining why the proposed offering is not a primary offering but rather a resale transaction on behalf of the selling stockholders. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09. In your response, please be sure to address the size of the offering relative to the number of shares held by non-affiliates and discuss whether the noteholders are at market risk given the various conversion features and conversion discounts. Also, discuss your ability to service the note payments in cash and address whether the investors have an intent to distribute the securities. In this regard, it may be relevant to discuss your 2018 Convertible Note, which you state has similar terms to the 2019 Convertible Notes and which is also held by Alto Opportunity Master Fund. With reference to your Voting Agreements with Alto, please also discuss Alto’s total voting power.

The Company respectfully acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (“Alto B”) and Alto Opportunity Master Fund, SPC – Segregated Master Portfolio C (together with Alto B, the “Funds”) of shares of the Company’s common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (“Interpretation 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Securities and Exchange Commission

January 8, 2020

Based on the Company’s consideration of the totality of the facts and circumstances of the transaction and each of the factors enumerated in Interpretation 612.09, the Company believes that the shares of common stock that the Company is proposing to register for resale by the Funds (the “Shares”) are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act.

Factor 1: How long the Funds have held the securities.

The Company notes that there is no mandatory holding period for a PIPE transaction (such as the Company’s private placement of the 2019 Convertible Notes) to be characterized as a valid secondary offering. As noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. Interpretation 139.11 provides in relevant part as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement… The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days post-closing). The Company is not aware that the Staff has taken a position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The discussion above supports the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

Factor 2: The circumstances under which the Funds received the securities.

The 2019 Convertible Notes were issued to the Funds in an arm’s-length private placement transaction. The Registration Statement is filed by the Company to comply with its obligations under the RRA by and between the Company and the Funds. The Company did not enter into the RRA for the purposes of conducting an indirect primary offering. The Company did not and will not pay commissions or fees to the Funds and will not receive proceeds from the resale of the common stock.

Securities and Exchange Commission

January 8, 2020

In the SPA, the Funds made certain representations to the Company, including that (i) each Fund was an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and (ii) each Fund had acquired the 2019 Convertible Notes, and upon conversion of the 2019 Convertible Notes would acquire the Shares issuable upon conversion thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Fund has any plan to act in concert with a third party to effect a distribution of the Shares.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of the Funds have occurred or will occur if the Registration Statement is declared effective.

Further, the Funds are not acting on the Company’s behalf with respect to the registration of the Shares for resale under the prospectus and, other than the registration rights granted to the Funds, the Company has no contractual relationship with the Funds that would control either (a) the timing, nature, and amount (other than restrictions on the amount of sales imposed by the Leak-Out Agreement as discussed below) of resales of the Shares; or (b) whether such Shares are ever resold under the Registration Statement. The existence of registration rights is not, in and of themselves, evidence of an intent on the part of the Funds to sell its Shares, much less to sell or distribute the securities on behalf of the Company. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, which may include: (i) some private investment funds, including the Funds, are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount; and (ii) an issuer’s decision to not register its shares would prevent investors from taking advantage of market opportunities or from liquidating their investments if, for example, the investors’ convictions in their original investment decision had waned.

Securities and Exchange Commission

January 8, 2020

Additionally, the Funds also are at market risk with respect to purchase of the 2019 Convertible Notes. As discussed in Interpretation 139.11, whether a private placement has been completed, and the investor is at market risk, in a PIPE transaction involving convertible securities (such as the Company’s private placement of the 2019 Convertible Notes) is determined by reference to the purchase of the convertible security, rather than by reference to the underlying security. Interpretation 139.11 specifically addressed the purchase of convertible securities that converted into common stock at a price “based on the company’s common stock trading price at the time of conversion,” and the registration for resale of the shares underlying the convertible securities. The Funds have paid the full purchase price for the Series A Notes in cash and, using the “fully paid” standards of Rule 144, have fully paid the purchase price for the Series B Notes through the issuance of the full recourse and secured Investor Notes (see the response to comment 2 for a more detailed discussion of the purchase of the Series B Notes). Accordingly, while the 2019 Convertible Notes have both fixed price and floating price conversion features, because the sale of the 2019 Convertible Notes has been completed, under Interpretation 139.11, the Company is permitted to register the Shares underlying the 2019 Convertible Notes for resale.

Therefore, the circumstances under which the Funds received the 2019 Convertible Notes support the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

Factor 3: The Funds’ relationship with the Company.

The Funds have not had any material relationship with the Company in the past three years, except for the investment by Alto B in the 2018 Convertible Notes and those relationships created in connection with the SPA, including the Voting Agreements.

The Voting Agreements provide that certain of the Company’s stockholders will vote in favor of a proposal to amend the Company’s certificate of incorporation to increase the number of shares of common stock the Company is authorized to issue from 100 million to 150 million, and in favor of a proposal to approve the issuance of the Shares under the 2019 Convertible Notes for the purposes of compliance with the stockholder approval rules of Nasdaq. Notably, the Voting Agreements cover specific matters relating to the transaction and do not relate to the election of directors or any other general corporate matters. Furthermore, the Voting Agreements cover only 13.0% of the Company’s outstanding common stock.

In addition, pursuant to the terms of the 2019 Convertible Notes (and the 2018 Convertible Notes), the Funds will not have the right to convert any portion of such notes, to the extent that, after giving effect to such conversion, the Funds (together with certain related parties) would beneficially own in excess of 4.99% of the shares of our common stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation limits the influence of the Funds over the management and policies of the Company.

As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by the Funds is a secondary offering and not a primary offering.

Securities and Exchange Commission

January 8, 2020

Factor 4: The amount of shares being registered.

Given the facts and circumstances of the exchange transaction, the number of Shares being registered for resale does not support the conclusion that the offering is really a primary distribution on behalf of the Company. As of January 7, 2020 the Company had 41,429,904 shares of common stock outstanding, of which 34,411,773 shares were held by persons other than the Funds, affiliates of the Company and affiliates of the Funds. The Company is seeking to register 18,922,148 Shares for resale that are issuable upon conversion of the 2019 Convertible Notes held by the Funds.

Regardless of the percentage of the Company’s public float that is being registered for resale, it is important to note that the amount of shares being registered is only one factor cited in Interpretation 612.09. For example, the Staff has indicated in Securities Act Forms Compliance and Disclosure Interpretation No. 216.14, dated February 27, 2009, that secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. In addition, Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, states: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The foregoing interpretive position makes clear that a holder can effect a valid secondary offering unless other facts demonstrate that the selling security holder is acting as a conduit for the issuer. In this instance, none of the circumstances of the offering discussed herein indicate that the Funds are reselling the common stock on behalf of the Company. As explained below, the Funds are not in the business of underwriting securities.

Furthermore, since the issuance of the 2019 Convertible Notes through January 7, 2020, the highest closing sale price reported was $1.18, which is lower than the fixed conversion price of the 2019 Convertible Notes of $1.60. The Installment Conversions, on the other hand, which are made at a conversion price that floats with the current market price, may occur only over the course of an 18-month amortization period commencing on March 30, 2020 and ending on September 30, 2021. The Company believes that the low trading price compared to the fixed conversion price and the prolonged amortization schedule for floating price conversion support the assertion that the Funds acquired the 2019 Convertible Notes for investment purposes, without the intent to convert and sell the Shares in a large block or blocks. In addition, the Beneficial Ownership Limitation described under Factor 3 above has the effect of limiting the ability of the Funds to quickly convert and sell out of its investment position in the Company, supporting the assertion that the Funds do not have an intent to distribute the Shares on behalf of the Company and are not acting as underwriters. Accordingly, the Beneficial Ownership Limitation supports the assertion that 2019 Convertible Notes were issued in an arm’s length transaction and that the Funds are not acting on behalf of the Company being registered for resale under the Registration Statement.

Securities and Exchange Commission

January 8, 2020

The Company’s experience with the 2018 Convertible Note supports this view of the transaction. Since the issuance of the 2018 Convertible Note on December 27, 2018 through January 7, 2020, $6,260,000 of face value principal of the 2018 Convertible Note plus interest thereon has been converted into 8,024,153 shares of the Company’s common stock, representing only approximately 12% of the aggregate trading volume of the Company’s common stock during such period. An aggregate of $1,490,000 in principal amount of the 2018 Convertible Note remains outstanding approximately one year after the issuance and sale of such note.

Additionally, while the Company presently does not have sufficient cash resources to service the 2019 Convertible Notes, it does have sufficient cash resources to service the 2018 Convertible Note. Furthermore, the Company is required under the SPA to complete a non-dilutive financing of at least $9,000,000 in gross proceeds, and as disclosed in its public filings, the Company has received regulatory clearance to market its EsoCheck product, has validated its EsoGuard product for marketing as a laboratory developed test, and has commenced an M&A process for its NextFlo product. As such, although there can be no assurance, the Company may be positioned to service a portion of the 2019 Convertible Notes in cash.

In addition, the present circumstances, including the type of security being registered, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. While the conversion price of the 2019 Convertible Notes in the case of an Installment Conversion is based on the market price at the time of conversion, the minimum conversion price is set at 20% of the last reported bid price for the common stock on November 4, 2019, or $0.18, and, in addition, the Amended and Restated Leak-Out Agreement prevents the Funds from selling Shares issued in an Installment Conversion that constitute more than 25% of daily average composite trading volume of the Company’s common stock, unless the price of such sales exceed 96% of the previously closing sale price. Accordingly, the 2019 Convertible Notes lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern.

In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. The Company believes that the resale of the Shares does not raise any of these “toxic” offering concerns which the Staff has focused on in the past.

Securities and Exchange Commission

January 8, 2020

In light of these circumstances, we submit that the number of Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether the Funds are in the business of underwriting securities.

The Funds are private investment funds. To the Company’s knowledge, the Funds are not registered broker-dealers or affiliates of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and are not in the business of underwriting securities.

Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the Shares underlying the 2019 Convertible Notes by the Funds is a secondary offering and not a primary offering.

Factor 6: Whether under all the circumstance it appears that the Funds are acting as a conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Funds are acting on their own behalf, and are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

The sale of the 2019 Convertible Notes and registration of the underlying Shares together comprise a typical PIPE transaction consistent with published Staff interpretations, in that the sale of the 2019 Convertible Notes has been completed (resulting in the Funds being at market risk with respect thereto), and the Company is obligated under the RRA to register the Shares for resale within a short time period after the closing.

The Registration Statement is filed by the Company to comply with its obligations under the RRA. The Company does not have an underwriting relationship with the Funds, and the Funds are not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. The Funds have represented that they have acquired the 2019 Convertible Notes, and will acquire the Shares, for their own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The high fixed conversion price compared to the current trading price, and the prolonged amortization schedule for Installment Conversions, in combination with the Beneficial Ownership Limitation, further support the assertion that the Funds do not intend to quickly convert their entire position and sell the Shares pursuant to the Registration Statement.

Securities and Exchange Commission

January 8, 2020

Other than the investment in the 2018 Convertible Note, and the relationships created in connection with the SPA, the Company does not have any material relationship with the Funds. To the knowledge of the Company, the Funds are not in the business of underwriting securities.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by the Funds, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering.

2.	Based on the investor’s ability to net the unpaid amount of the Investor Note against the unpaid amount of the corresponding Series B Note, it appears that the selling stockholders are not irrevocably bound to purchase the Series B Note. Accordingly, please revise the registration statement to remove shares issuable upon conversion of the Series B Note or advise. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Sections, Questions 139.06 and 139.11.

The Company respectfully acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the Funds are irrevocable bound to purchase the Series B Notes.

Importantly, the Investor Note constitutes full payment for the Series B Notes in accordance with market risk standards established under Rule 144 under the Securities Act. In order to determine whether it is appropriate to commence the holding period for a security under Rule 144, Rule 144 requires that payment has been made in full and that an investor is at market risk with respect to the securities. Paragraph (d)(2) of Rule 144, in particular, provides the guidelines and requirements for the issuance of a promissory note in payment for a security to satisfy such “fully paid” test. In the context of payment through a promissory note, Rule 144(d)(2) provides that the note constitutes payment in full of the purchase price for a security and that such purchaser is at market risk with respect thereto provided that the note meets three conditions: (A) it provides for full recourse against the purchaser; (B) it is secured by collateral, other than the securities purchased, having a fair market value at least equal to the purchase price; and (C) it is discharged by payment in full prior to the sale of the securities.

The Investor Notes satisfy all three of these criteria. Pursuant to Section 8(a) of the Investor Notes, the Investor Notes are full recourse payment obligations of the Funds, which, pursuant to Section 6 of the Investor Notes, are secured by a security interest in cash and/or, cash equivalents (e.g., currency, notes or other securities issued by a Group of Ten country, or securities of a special purchase acquisition company that are redeemable for cash held in escrow), with a market value greater than or equal to, collectively, the $6,300,000 purchase price of the Series B Notes. In addition, pursuant to Section 3(b) of the Investor Notes, prior to any conversion of the Series B Notes (and/or sale of the underlying shares of our common stock), the Funds are required to prepay the Investor Note in an amount corresponding to the amount of the Series B Note being converted. Accordingly, the purchase of the Series B Notes is “fully paid” and complete, and the Funds are considered to be at market risk in accordance with the guidelines with respect thereto established under the Securities Act.

Securities and Exchange Commission

January 8, 2020

Furthermore, consistent with Interpretation 139.11 and Securities Act Rules Compliance and Disclosure Interpretations, Question 139.06 (“Interpretation 139.06”), the Funds are irrevocably bound to repay the Investor Notes, “subject only to the filing or effectiveness of the registration statement or other conditions outside their control.” Indeed, the only conditions to the Funds’ obligations to repay the Investor Notes are entirely outside the Funds’ control. The Funds have the right to net the Investor Notes against the Series B Notes only upon the occurrence of certain events over which they have no influence, namely upon an Event of Default (as defined in the Series B Notes), a Change of Control (as defined in the Series B Notes) or if the conditions for mandatory prepayment of the Investor Notes are not met on a specified date. (The conditions for mandatory prepayment require that, on or prior to the applicable measurement date, (a) the Company completes a non-dilutive financing in the aggregate gross amount of $9,000,000, (b) the estimated shares underlying the notes held by the Funds do not exceed a specified threshold of the shares of common stock outstanding, (c) the equity conditions under the 2019 Convertible Notes (including minimum price and volume thresholders) are satisfied, (d) the market price of the Company’s common stock exceeds a minimum threshold, and (e) no Event of Default then exists, all of which are outside the Funds’ control.) Because none of these conditions are within their control, the Funds are irrevocably bound to purchase the Series B Notes.

We further note that, on September 6, 2019, Toughbuilt Industries, Inc. (“Toughbuilt”) filed a registration statement on Form S-1 (File No. 333-233655), which was declared effective on October 15, 2019. The registration statement covered the resale of shares of Toughbuilt common stock underlying convertible notes that were substantially similar to the 2019 Convertible Notes. As in the case of the Company’s transaction, the investor in the Toughbuilt transaction (which also was Alto B) paid for the convertible notes that were substantially similar to the Series B Notes, through the issuance of an investor note. The investor note in the Toughbuilt transaction included similar netting rights to the Investor Note in the Company’s transaction. In connection with Toughbuilt’s registration statement, the Staff did not assert that the investor was not irrevocably bound. See also Helios and Matheson Analytics Inc., Registration Statement on Form S-3 (File No. 333-220488); and Helios and Matheson Analytics Inc., Registration Statement on Form S-3 (File No. 333-216569); and Real Goods Solar, Inc., Registration Statement on Form S-3 (File No. 333-227238) (in each case, no objection raised for transactions with similar structures).

* * * * * *

Securities and Exchange Commission

January 8, 2020

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc: Mr. Dennis M. McGrath